[Letterhead of NetEase.com, Inc.]

September 2, 2011

Ms. Mara Ransom

Ms. Angie Kim

Mr. William Thompson

Mr. James Allegretto

Mr. Adam Phippen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetEase.com, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 22, 2011
File No. 0-30666 (the “2010 Form 20-F”)

Dear Ms. Ransom, Ms. Kim, Mr. Thompson, Mr. Allegretto and Mr. Phippen:

The Company is providing the following information in response to the comment letter dated August 8, 2011 received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Form 20-F for the fiscal year ended December 31, 2010 (the “Letter”).  For your convenience, we have set forth each of your comments below followed by our response to each comment.

Item. 4 Information on the Company, page 23

A. History and Development of the Company, page 23

1.                                      Please discuss your material commitments for capital expenditures currently in progress, if any, and the source of funds needed to fulfill such commitments.  As applicable, please provide us with your proposed disclosure.  Please see Item 4.A.6. of Form 20-F.

The Company’s commitments for capital expenditures for the year ending December 31, 2011 are RMB6.9 million, as set forth in Item 5.F of the 2010 Form 20F.  As such commitments represent less than 1% of the Company’s total cash and cash equivalents as shown on the Company’s audited consolidated balance sheet as of December 31, 2010, the Company does not consider the commitments currently in progress to be material.  The Company confirms that it will include an appropriate negative statement in its annual report on Form 20-F for the year ending December 31, 2011 (the “2011 Form 20-F”) if it has no material commitments for capital expenditures currently in progress or expected at the time such form is filed (or alternately will include a discussion if material commitments exist at that time).

B. Business Overview, page 24

Our Organizational Structure, page 25

2.                                      We note the diagram you provide on page 27 depicting the group structure of your principal subsidiaries and affiliated companies.  Please ensure that the disclosure accompanying this diagram explains the role each of those entities plays in your overall business plan.  Please also provide us with your proposed disclosure.

The Company notes the Staff’s comment and proposes to include a diagram and accompanying explanations substantially in the form attached to this letter as Annex A in the 2011 Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 43

A. Operating Results, page 43

Our Corporate Structure, page 43

3.                                      Please tell us your consideration of disclosing the nature and significant provisions of the contractual agreements between you and your subsidiaries and the consolidated variable interest entities, including how net income is attributed to non-controlling interest, how contract terms grant power to direct significant activities and the right to economic returns, the risks in enforceability of the contracts and nonperformance by the variable interest entities and the potential impact of those risks, including the potential for deconsolidation.

The Staff’s comment is acknowledged.  The Company notes that Item 7.B of the 2010 Form 20-F contains certain disclosure regarding the contractual agreements between the Company and its subsidiaries and consolidated variable interest entities, or VIEs, and Item 3.D contains disclosure regarding the risks associated with the VIE arrangements and potential impact of those risks (See Item 3.D — “Risk Factors — Risks Related to our Company — “We do not own Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, Wangyibao Co. Ltd., or Wangyibao, or Shanghai EaseNet, and if they or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time consuming and expensive.”; “— Because our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao and their ultimate shareholders do not detail the parties’ rights and obligations, our remedies for a breach of these arrangements are limited.”; “— A majority of the share capital of Guangzhou NetEase and Guangyitong Advertising, Youdao Computer and the entire share capital of Shanghai EaseNet is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.”; “— We may not be able to conduct our operations without the services provided by Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, Wangyibao and Shanghai EaseNet.”; and “— The Chinese government restricts the ability for foreign investors to invest in and operate in the telecommunications and online gaming businesses.”).  To address the Staff’s comment, as well as comments #4 and #19 below, the Company proposes to include additional disclosure in Note 1(b) to the Company’s consolidated financial statements in the 2011 Form 20-F to summarize issues related to its VIE arrangements.

The Company also supplementally notes that the Company’s net income attributable to non-controlling interest has been and is expected to remain insignificant (in 2010, net loss attributable to non-controlling interests was RMB3.7 million, while net income was RMB2,232.0 million for the same period).  As such, the Company respectfully submits that disclosure on that particular item is unnecessary.

4.                                      Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities.  The information should be in sufficient detail to convey the assets and operations that are not subject to involvement with your consolidated variable interest entities.

Please see the response to comment #3 above and comment #19 below regarding the inclusion of additional disclosure on the VIEs in Note 1(b) to the Company’s consolidated financial statements in the 2011 Form 20-F, including disclosure which explains that the Company conducts substantially all of its business through its VIEs, with certain of its directly owned subsidiaries providing technical consulting and related services to the VIEs.  In addition, the Company notes that page F-8 of the 2010 Form 20-F provides quantitative and qualitative information on the total assets and liabilities of the Company’s consolidated VIEs and their subsidiaries and the business activities of each VIE are disclosed in the 2010 Form 20-F, including on page 6 (Shanghai EaseNet) and page 11 (Guangzhou NetEase, Guangyitong Advertising, Youdao Computer and Wangyibao).

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 52

Gross Profit, page 54

5.                                      We note your statement on page 55 that “[t]he decrease in gross profit margin for online game services in 2010 was mainly due to the increased cost of revenues which outpaced the increase in net revenues, and this was in line with [y]our expectation.”  Please enhance your disclosure of these “expectations” with a view to providing investors an outlook on the anticipated trend(s) for your gross profit margins (i.e. whether you expect this decrease to continue and if so, why) and provide us with your proposed disclosure.  Please see Item 5.D of Form 20-F.  We reissue comment one in our letter dated September 22, 2009 as it pertains to this point.

The Company confirms that it will include disclosure in the 2011 Form 20-F regarding any known trends or expectations regarding its gross profit margins.  As disclosed in the 2010 Form 20-F and the prior year’s Form 20-F, gross profit margins decreased in 2009 due in large part to the partial year effect of royalties and other payments related to the re-launch of World of

Warcraft in September 2009 and decreased further in 2010 due to the full-year effects of such payments.  At the present time, the Company is not aware of similar trends which might significantly affect gross profit margins in future periods, although market competition, popularity of games and other factors discussed in Item 3.D — “Risk Factors” could nonetheless cause additional fluctuations in margins.  The Company will update future disclosure accordingly.

B. Liquidity and Capital Resources, page 60

6.                                      Please disclose how cash is transferred to your PRC subsidiaries and variable interest entities, and conversely, how earnings and cash are transferred from your PRC subsidiaries and variable interest entities to offshore companies.  In addition, please disclose restrictions that impact ability to transfer cash within the corporate structure.

The Company has historically transferred funds from non-PRC entities to its PRC entities infrequently, and such transfers have usually involved loans to the shareholders of newly formed VIEs so that they could contribute the loan proceeds to the VIEs to fund their registered capital requirements.  Currently, there are certain requirements for loans and contributions to PRC entities.  For example, loans by a non-PRC entity to its PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and loans by a non-PRC entity to a VIE must be approved by the National Development and Reform Commission (other than short-term loans) and must also be registered with SAFE or its local branches.  In addition, capital contributions to PRC subsidiaries, whether existing or newly established, must be approved by the PRC Ministry of Commerce or its local counterparts.

With respect to cash transfers from PRC subsidiaries and VIEs to non-PRC entities within the Company’s consolidated group, conversion of the Renminbi into foreign exchange for current account items, including the distribution of dividends, interest and trade and service-related transactions, is permissible.  As a result, the Company’s subsidiaries and VIEs may purchase foreign exchange for the payment of dividends to the Company and of license, content or other royalties, fees and expenses to offshore licensors and content partners, for example.  In practice, the Company’s PRC subsidiaries collect the substantial portion of the profits of the VIEs in the form of technical consulting and related service fees pursuant to contracts with the VIEs.  In turn, such subsidiaries can exchange such amounts for foreign currency and pay them to their non-PRC parent companies in the form of dividends.  One restriction to the foregoing, however, is that Chinese law permits payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations.  Under such law, NetEase Beijing, Guangzhou Interactive, Boguan, Guangzhou Information and NetEase Hangzhou are required to set aside a portion of their net income each year to fund certain reserve funds, except in cases where a company’s cumulative appropriations have already reached the statutory limit of 50% of that company’s registered capital.  These reserves are not distributable as cash dividends.  In addition, capital account transactions, which include foreign direct investment and loans, must be approved by SAFE.  Information on the conversion of current account and capital account items, as well as the reserve fund requirements, is disclosed on pages 17, 18, 19, 81 and 82 of the 2010 Form 20-F.

The Company will include a consolidated summary of the foregoing in Item 3.D — “Risk Factors” and Item 10.D — “Exchange Controls” in the 2011 Form 20-F, with any updates as appropriate.  Except as described above, the Company is not currently subject to any material restrictions that impact its ability to transfer cash within its corporate structure.

7.                                      Please disclose the amount of cash and time deposits held by your PRC subsidiaries and variable interest entities, whether you intend to transfer the funds to your non-PRC entities and whether you would need to accrue and pay withholding and other taxes if funds were transferred to your non-PRC entities.

The Company notes that disclosure regarding withholding taxes and accruals can be found on page F-31 of the 2010 Form 20-F.  As disclosed on page F-31, the Company has accrued withholding tax on retained earnings held by StormNet IT HK and StormNet IT SH that it does not expect to permanently reinvest.  Such accrual totaled RMB1.5 million as at December 31, 2010 and was not disclosed in the 2010 Form 20-F because it is immaterial in amount.  For all other entities, the Company expects that its PRC entities in China will indefinitely reinvest all post-2007 earnings such that no withholding tax is expected to be incurred, as disclosed on page F-31.  Accordingly, the Company did not record any provision for withholding tax on the retained earnings of its other entities in China for all post-2007 periods presented.

The Company also submits that, as noted in response to comment #6 above, the regulatory requirements for transfers of funds into and out of China are disclosed in the 2010 Form 20-F, with certain additional disclosure to be included in the 2011 Form 20-F regarding loans and contributions into China (which the Company has historically done infrequently).  To date, the Company has not experienced any significant difficulties moving funds into or out of China for its business operations.  Accordingly, when considering the ability of the Company to make transfers of funds out of China, the Company believes that the relevant disclosure is the amount of restricted net assets, which is discussed on page F-42 of the 2010 Form 20-F, rather than the amount of cash and time deposits held in China.  The Company plans to include a discussion of its restricted net assets in Item 5.B of the 2011 Form 20-F.

Item 6. Directors, Senior Management and Employees, page 66

B. Compensation, page 67

Director Compensation, page 67

8.                                      Please provide the details of your directors’ service contracts with the company or any of your subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement.  Please provide us with your proposed disclosure.  Please see Item 6.C.2 of Form 20-F.  We reissue comment three in our letter dated September 22, 2009 as it pertains to this point.

The Company notes the Staff’s comment and plans to include in the 2011 Form 20-F the following statement: “We do not have service contracts with any of our directors which provide for benefits upon termination.”

E. Share Ownership, page 72

9.                                      As appropriate, please disclose any significant change in the percentage ownership held by any major shareholders during the past three years and provide us with your proposed disclosure.  Please see Item 7.A.1.b of Form 20-F or tell us why you believe this is unnecessary.

The Company respectfully submits that its principal major shareholder from the time of the Company’s initial public offering in 2000 to the present time has been William Lei Ding, the Company’s founder, chief executive officer and a director.  There has been no significant change in his percentage ownership during the past three years (being approximately 44%).  During the past three years, based on filings on Schedule 13G or 13F the Company’s other major shareholders have been large institutional investors.  The Company believes that any changes in such investors’ percentage interests in the Company reflect their normal trading activities as institutional investors and that such investors have not taken any action to control or otherwise directly influence the management of the Company.  Accordingly, the Company respectfully submits that a discussion of such changes would be nothing more than a reiteration of the ownership percentages of institutional investors contained in prior years’ major shareholder tables and would not provide any additional information to investors, as such changes do not relate to any significant corporate events such as a tender offer or M&A transaction or an acquisition or disposal of a significant amount of shares by Mr. Ding.  The Company also notes that based on its review of other public filings with the Commission, this approach is consistent with other similarly situated foreign private issuers.

Item 7. Major Shareholders and Related Party Transactions, page 74

B. Related Party Transactions, page 74

10.                               We note your disclosure on page 11 that “the operation of the online games licensed from Blizzard is dependent on Shanghai EaseNet, which is owned by William Lei Ding, our Chief Executive Officer, director and major shareholder, and has contractual arrangements with us and with the joint venture established between Blizzard and us.”  Please revise the penultimate paragraph on page 76 to state William Lei Ding’s role as owner of Shanghai EaseNet as well as the nature and extent of these transactions.  Please provide us with your proposed disclosure.  Please see Item 7.B. of Form 20-F.

The Company notes the Staff’s comment and plans to revise the referenced paragraph in Item 7.B of the 2011 Form 20-F in substantially the following form:

In addition, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008 and April 2009, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and us, and us.  As a result of these arrangements, Shanghai EaseNet is a controlled variable interest entity, and Mr. Ding does not receive any benefits in his capacity as the shareholder of Shanghai EaseNet or exercise any personal control over it.  We have consolidated Shanghai EaseNet into our financial statements as of and for the year ended December 31,

2009, 2010 and 2011 as discussed in Item 5.A. “Operating Results — Basis of Presentation.”  Mr. Ding’s role as the shareholder of Shanghai EaseNet is designed to address Chinese regulations which place restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of online games.  See Item 5.A — “Operating Results — Our Corporate Structure.”

Item 9. The Offer and Listing, page 77

11.                               Please provide the information called for by Item 9.A.4 of Form 20-F with respect to the other market(s) on which your ordinary shares are traded.  In your proposed disclosure, please also state the other exchange(s) on which your ordinary shares are listed.  For example, it appears that your ADRs are traded on the Singapore Exchange.  Please see Item 9.C of Form 20-F.

The Company notes the Staff’s comment.  Based on publicly available information, the Company’s American depositary receipts, or ADRs, trade on markets in Singapore, Munich, Frankfurt, Dusseldorf, Stuttgart and Mexico.  The Company respectfully submits that it has taken no action whatsoever to cause its ADRs to be listed or create any trading activity on those markets and that the trading volume of the ADRs in those markets is extremely insignificant in comparison to the trading volume in its principal trading market which is the Nasdaq Global Select Market.  For example, the total trading volume on the Singapore Exchange for the period from August 1, 2010 to July 31, 2011 was 10,090 ADRs in the aggregate, with the last trade occurring on March 3, 2011.  In comparison, the average monthly trading volume on the Nasdaq Global Select Market during the same period was approximately 989,000 ADRs.  Accordingly, the Company respectfully submits that none of such markets could reasonably be considered a “principal trading market outside the host market” as referenced in Item 9.A.4 of Form 20-F and that information pertaining to such other markets is not material to investors.

Item 19. Exhibits, page 91

12.                               We note your disclosure on pages 30 and 63 discussing your game licensing agreements with Blizzard and the amounts you have guaranteed under these license agreements.  We further note your disclosure on pages 52 and 53 that total net revenues increased by 46.6% to US$834.5 million in 2010, that of this amount US$735.5 million was attributable to net revenues from online game services and that the latter was “principally attributable” to, among other things, “inclusion of the first full year operation of World of Warcraft, a game licensed from Blizzard Entertainment.”  In future filings, please file these agreements as an exhibit or tell us why you believe this is unnecessary.  Please see Instruction 4(b)(ii) to Item 19 of Form 20-F.

Since the Company established its joint venture with Blizzard, the Company’s management and board of directors have specifically considered whether the various license agreements should be filed as exhibits to its annual reports.  As noted in the Company’s letter to the Staff dated September 22, 2009, guided by the Instructions as to Exhibits of Form 20-F, they determined that the license agreements are of the type that ordinarily accompanies the kind of business which the Company conducts.  In particular, the Company notes that it is in the business of operating internet portals and generates revenue almost entirely through the provision of online games and internet advertising via the portals.  As part of this business, it routinely licenses various kinds of technologies, including online games and game components, content and other products to and from third parties.  In fact, from January 1, 2006 to the date of this letter, the Company entered into more than 800 license agreements with third parties, including more than 30 license agreements whereby the Company licensed games or game-related technologies from third parties.  Accordingly, the Company respectfully submits that the license agreements with Blizzard were made in the ordinary course of the Company’s business and, per section 4(b) of the Form 20-F instructions, would not be required to be filed as exhibits.

Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting, page F-1

13.                               We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with following information:

•                  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company has done the following steps to address the financial reporting risks that are relevant to all of its significant subsidiaries and VIEs.

•             The Company performs an annual company-wide risk assessment which includes the review of organizational structures and operational development of its significant subsidiaries and VIEs, and re-assesses the risk of material misstatement to the financial statements associated with its significant subsidiaries and VIEs in relation to the change of organizational structures and latest operational development on an annual basis.

•             In evaluation of the risk of misstatement of financial reporting at a group level, the Company’s management considers both the financial materiality and the effectiveness of the controls exercised over its business transactions, applications of electronic systems, underlying accounting transactions and balances, or other supporting information to a misstatement that could be material to the financial statements.

•             The Company adopts the internal control assessment framework recommended by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, to evaluate and assess the effectiveness of its internal control over financial reporting.

•             The Company adopts the top-down approach in its assessment of the effectiveness of the Company’s internal control over financial reporting recommended in the Public Company Accounting Oversight Board Auditing Standard No. 5 - An Audit of Internal

Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.

•             The Company communicates audit information and results with its board of directors and audit committee on a regular basis.

Below is a detailed description of the work that the Company conducted in 2010:

1.                                              Company-wide Risk Assessment:

•             Identified the operating environment, organizational structures, operational development and various types of risks its significant subsidiaries and business units faced.

•             Mapped the risks to the Company’s financial statements account captions and disclosures, business and financial reporting processes of significant subsidiaries and business units which would need to be assessed for the design effectiveness and tested for operating effectiveness.

•             Prioritized the risks (assigned High, Medium or Low rankings) in relation to their occurrence likelihood and resultant impact or materiality to the financial statements.

•             Assessed the risks in relation to the relevant business processes and from which, assessed against the adequacy of the prevailing controls and determined other applicable controls. The risks and controls associated with the business processes were re-assessed and reviewed throughout the annual test cycle.

•             As a result, the Company determined and scoped in most of the accounts of the financial statements.

•             Evaluation criteria included materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volumes, applications of electronic systems, complexities of the reporting processes, etc.

2.                                      Entity Level Controls

The Company assessed the control design effectiveness and tested operating effectiveness of Entity Level Controls using the five COSO elements:

•             Control environment

•             Risk Assessment

•             Control Activities

•             Information and Communication

•             Monitoring

3.                                      Process Level Controls

The Company identified and assessed the control design effectiveness based on the risk assessment results, scoped-in and tested business operating processes throughout the test cycle across the following areas:

•             Account closing, financial reporting and consolidated financial statements process

•             Treasury

•             Fixed assets

•             Revenues and cost of revenues

•             Purchases and expenses

•             Employee payroll and bonuses

•             Taxation

•             Stock Options and Restricted Stock Units

•              Contract signing

Information Technology General Controls

The Company also identified and assessed the design and operating effectiveness of the information technology controls for the scoped-in business operating processes:

•             General controls on maintenance of electronic systems

•             Application controls in the business operating processes

The Company evaluated the control design effectiveness and assessed the control operating effectiveness through developing sampling methodologies and testing approaches based on the risk level and frequency of the controls.  Three rounds of testing were conducted on all identified key controls. Based on this assessment under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Acting Chief Financial Officer, the Company determined that the Group’s internal control over financial reporting was effective as of December 31, 2010.

•                  If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Internal Audit Department, or IAD, of the Company was established in 2007. Members of the IAD have sufficient audit or internal audit experience and are quite familiar with the Company’s transaction flows.  Six out of the eight IAD members have qualified for Certified Internal Auditor of the Institute of Internal Audit and have comparable experience in external and internal audit and accounting functions. The head of IAD reports directly to the Audit Committee and other directors.  The IAD also maintains two way communications with Company’s management. The IAD prepares audit plans, evaluates the design and operating effectiveness of the internal controls within the in-scope processes, conducts audit assignments, and identifies and reports internal control deficiencies on a regular basis.

The IAD recommends remedial solutions to identified operating and financial reporting deficiencies to the heads of various business units.  The IAD also discusses results of internal audit work with the Company’s audit committee on a regular basis.

Due to the above functions, the IAD enhanced the efficiency and effectiveness of the Company’s internal control over financial reporting.

•                  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company maintains its books and records in accordance with U.S. GAAP.  The Company has the following procedures to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

•             The Company develops its Accounting Policies based on U.S. GAAP, which are updated by the reporting manager and reviewed by the financial controller and the Acting Chief Financial Officer according to the latest standards and developments in U.S. GAAP;

•             The reporting manager and the financial controller analyze the accounting implications under U.S. GAAP for the new and significant transactions or changes in the Company’s operations and determine the corresponding accounting treatment for the Acting Chief Financial Officer’s review;

•             The Company maintains an accounting manual of main accounting treatments under U.S. GAAP for all finance managers at different locations that are relevant to the Company’s operations and the reporting manager and financial controller reviews and updates this checklist on a regular basis;

•             The financial controller prepares the disclosure checklist and performs review of the consolidated financial statements in accordance with U.S. GAAP and the Acting Chief Financial Officer performs final review to ensure the completeness, accuracy and adequacy of disclosure;

•             An audit committee meeting is held on a quarterly basis to review the financial reports/statements in accordance with U.S. GAAP; and

•             Please refer to the response to comment #14 below for information on the education and training of the members of the Company’s accounting and finance staff.

•                  If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Not applicable.

14.                               We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•                  what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•                  what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•                  the nature of his or her contractual or other relationship to you;

•                  whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•                  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company’s Acting Chief Financial Officer is responsible for performing high-level review and supervision in the preparation of the Company’s consolidated financial statements, and he has more than 15 years of practical experience with U.S. GAAP.  He has served as the Company’s Acting Chief Financial Officer since July 2007. He previously served as the Company’s Financial Controller from January 2005 to June 2007 and as its Corporate Finance Director from November 2003 to December 2004.  Prior to joining the Company, he worked in two of the “Big Four” accounting firms for a total of more than eight years, during which time he was involved in numerous U.S. GAAP audit engagements.  He is a member of the Institute of Chartered Accountants in England and Wales, a fellow member of the Association of Chartered Certified Accountants, or ACCA, a fellow member of the CPA Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants, or HKICPA, and a registered practicing Certified Public Accountant in Hong Kong. He holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic University. He attends training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting.

The Company’s former financial controller, who joined the Company in March 2007 and resigned in July 2010 for personal reasons, was in charge of the Company’s financial reporting process as described in response to comment #13 above.  She was responsible for detailed review of the Company’s consolidated financial statements, including those contained in the 2010 Form 20-F, to assure that the Company’s consolidated financial statements are prepared in accordance with the reporting requirements under U.S. GAAP.  Prior to joining the Company, she worked in the financial reporting function in several companies in the U.S. and external audit function in a “Big Four” accounting firm for over 20 years. She is a regular member of the American Institute of Certified Public Accountants, or AICPA, and is licensed in the State of Washington.  While working for the Company, she also attended training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting and to obtain continuing professional education credits as required by the AICPA.

The Company’s current financial controller, who first joined the Company in March 2011, previously worked for one of the “Big Four” accounting firms for over eight years culminating in the position of senior manager, mainly focusing on overseas IPOs (including IPOs in the U.S.) of privately owned businesses based in China.  When he was working for this “Big Four” accounting firm, he obtained experience with U.S. GAAP via working on audit engagements for companies that prepared their financial statements in accordance with U.S. GAAP and attending various internal training courses and conferences.  In addition, from 2004 to 2006, he worked as the deputy financial controller of another Nasdaq-listed company.  He is a member of the Chinese Institute of Certified Public Accountants and a fellow member of the ACCA.  He holds a Bachelor of Arts degree in International Accounting-U.S. GAAP stream from the Shanghai University of Finance and Economics.

The Company’s reporting manager is responsible for the preparation of the Company’s consolidated financial statements.  Prior to joining the Company in 2008, she worked in a “Big Four” accounting firm and several U.S. corporations for over 12 years. She is an associate member of the AICPA and a fellow member of the ACCA.  She holds a Bachelor of Business Administration degree in Finance and Accounting from the University of Wisconsin - Milwaukee.  She attends training courses and conferences organized by accounting firms and professional organizations periodically to keep up to date with latest developments in U.S. GAAP and other topics in accounting and to obtain continuing professional education credits as required by the AICPA.

The Company’s internal audit manager is responsible for overseeing the reviewing, evaluating and testing of specific controls or elements within the internal control system. She has been in-charge of the Company’s internal audit function since April 2007 and oversees all activities conducted in association with the evaluation of the effectiveness of the Company’s internal controls in the preparation of financial statements.  She is a fellow member of the ACCA, a member of the HKICPA and a Certified Internal Auditor of the Institute of Internal Audit.  Prior to join the Company in 2007, she had U.S. GAAP-related work experience in auditing and internal controls roles in a “Big Four” accounting firm and a subsidiary of a NASDAQ listed company. She attends training courses and conferences organized by accounting firms and professional organizations, as well as regular updates through newsletters published by “Big Four” firms and professional sources, to keep up to date with latest developments in U.S. GAAP and other topics in internal audit.

15.                               If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•                  the name and address of the accounting firm or organization;

•                  the qualifications of their employees who perform the services for your company;

•                  how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                  how many hours they spent last year performing these services for you; and

•                  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Not applicable, as the Company does not retain an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

16.                               If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•                  why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                  how many hours they spent last year performing these services for you; and

•                  the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Not applicable, as the Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

17.                               We note that you identify Mr. Joseph Tong, a member of your audit committee, as a financial expert.  Please describe the financial expert’s qualifications, including the extent of the financial expert’s knowledge of U.S. GAAP and internal control over financial reporting.

The Company’s board of directors conducted a qualitative assessment of Mr. Joseph Tong’s level of knowledge and experience based on a number of factors, including his formal education and experience, and has determined that Mr. Tong is an audit committee financial expert within the meaning stipulated by the Commission.

Mr. Joseph Tong has served as a director and been on the audit committee of the Company since March 2003 and is a regular member of the AICPA (licensed in the State of Illinois), as well as the Hong Kong Institute of Certified Public Accountants.  As a member of the Company’s audit committee, he has been actively involved in the following:

•                  reviewing and discussing with management and the independent auditors regarding the Company’s annual audited financial statements and unaudited quarterly earnings announcements;

•                  reviewing reports from and discussing with management and the independent auditors regarding all critical accounting policies and practices to be used by the Company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•                  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•                  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the Company’s financial statements;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•                  discussing with management policies with respect to risk assessment and risk management, including regularly reviewing with management and the independent auditors, to the extent applicable, any material items related to unusual or complicated transactions involving the Company, significant litigation or regulatory inquiries, and anonymous complaints from employees, among other things; and

•                  reviewing issues regarding the adequacy of the Company’s internal controls and any additional procedures or revisions adopted in light of material control deficiencies, including quarterly discussions with the Company and the independent auditors on the testing and evaluation of the Company’s internal controls over financial reporting.

As a member of the professional associations mentioned above, Mr. Tong is required to obtain 40 credits of continuing professional education annually.  As such, he frequently participates in professional training offered by the “Big Four” accounting firms, which includes U.S. GAAP and SEC regulatory updates, changes, trends and developments, engages in e-learning programs and reads updates and notices circulated by such accounting firms and the professional accounting associations on developments in accounting-related topics, including with respect to U.S. GAAP.

Mr. Tong has over seven years of experience working as an accountant for Ernst & Young where he was involved in the audits of a wide range of PRC-based companies.  He also has more than seven years experience working in management level positions in two venture capital firms, Softbank China Venture Investments Limited and Nomura China Investments Limited, where he was responsible for evaluating investment opportunities, including conducting extensive financial review and due diligence, and overseeing the operation of the businesses of investee companies.  Mr. Tong currently serves as a director of Parworld Investment

Management Limited, which provides financial and investment advisory services, a position he has held since April 2004.  In this role, he has advised various PRC-based companies on preparations for offshore IPOs, including their preparation of financial statements and implementation of internal controls.  In addition, from December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded.  Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England.

Notes to the Consolidated Financial Statements, page F-7

18.                               Please tell us your consideration of disclosing whether value added taxes are presented on a gross basis (included in revenues and costs) or a net basis (excluded from revenues).  For any such taxes that are reported on a gross basis, please disclose the amounts of those taxes for each period for which an income statement is presented if those amounts are significant.  Refer to ASC 605-45-50-3 and 605-45-50-4.  Please also tell us your consideration of disclosing how value added taxes receivable from customers is presented on balance sheet and your consideration of quantifying such amounts recorded in accounts receivable.

The amount of value added tax (“VAT”) is insignificant as most of the Company’s operations are not subject to VAT.  Accordingly, the balance of VAT receivables from customers on its consolidated balance sheet as of December 31, 2010 was not material.  The Company will include a statement in its 2011 Form 20-F that the amount of VAT it incurs has been and is expected to remain immaterial.

Note 1. Organization and Nature of Operations, page F-7

(a) The Group, page F-7

19.                               We note your disclosure in the first paragraph that you have eight variable interest entities (“VIEs”) for which you are the primary beneficiary.  Please identify the variable interest entities and provide disclosures that give financial statement users an understanding of the significant judgments and assumptions made in determining whether to consolidate the VIEs, the nature of risks associated with your involvement with the VIEs including the financing of the VIEs and how your involvement with the VIEs affects your financial performance and cash flows.  Refer to ASC 810-10-50-2AA.

The Staff’s comment is acknowledged.  In response to comments #3, #4 and #19, the Company proposes to revise and provide additional disclosure in Note 1(b) to the Company’s consolidated financial statements in the 2011 Form 20-F in substantially the form as set forth below, with any such updates as may arise prior to the filing of the 2011 Form 20-F.

VIE Arrangements with Guangzhou NetEase, Guangyitong Advertising, Youdao Computer and Wangyibao Company

The Group conducts its business mainly in China. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its subsidiaries have entered into a series of contractual arrangements with certain VIEs with respect to the operation of the NetEase websites, operation of self-developed and licensed online games, Internet content and wireless value-added services, as well as the provision of advertising services.  Such VIEs are:

(1)  Guangzhou NetEase (owned by William Lei Ding, our principal shareholder, and his brother, Bo Ding),

(2)  Guangyitong Advertising (owned by Mr. Ding and his brother),

(3)  Youdao Computer (majority owned by Guangzhou NetEase),

(4)  Wangyibao Company (majority owned by Guangzhou NetEase), and

(5)  Shanghai EaseNet (owned by Mr. Ding).

HZ Leihuo, another VIE of the Company, has been inactive since its formation.  In addition, as noted in Note 1(a) above, the Company’s joint venture with Blizzard consists of two companies, StormNet IT HK and StormNet IT SH, which are also considered its variable interest entities.  However, unlike the VIEs mentioned above, the Company directly owns a 50% interest in such joint venture, and the discussion of our VIEs in this sub-section does not include those two companies.

The revenue earned by Guangzhou NetEase, Guangyitong Advertising, Youdao Computer, and Wangyibao Company largely flows through to the Company and its subsidiaries pursuant to a series of contractual arrangements.  Based on the agreements with the VIEs, the Company’s subsidiaries NetEase Beijing, Guangzhou Interactive, Boguan, Guangzhou Information and NetEase Hangzhou provide technical consulting and related services to these VIEs.  The principal agreements that transfer economic benefits to the Company and its subsidiaries are:

•                  Three cooperative agreements with Guangzhou NetEase -- under these agreements, the Company’s subsidiaries NetEase Beijing, Guangzhou Interactive, Boguan and NetEase Hangzhou provide various technical consulting and related services and bandwidth to Guangzhou NetEase in exchange for substantially all of Guangzhou NetEase’s net profits.

•                  Two cooperative agreements with Guangyitong Advertising — under these agreements, Guangzhou Interactive and NetEase Beijing provide various technical consulting and related services in exchange for substantially all of Guangyitong Advertising’s profits.

The principal agreements that provide us and our subsidiaries effective control over these VIEs:

•                  Operating Agreement among NetEase Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of NetEase Beijing.

•                  Shareholder Voting Rights Trust Agreement among William Lei Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Lei Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all voting rights.

•                  Letter of Agreement. Each of William Lei Ding and Bo Ding have agreed that any amendments to be made to the agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Lei Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board.

•                  Other Governance Arrangements.  The parties have agreed that upon NetEase Beijing’s determination and at any time when NetEase Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising or Guangzhou NetEase, NetEase Beijing may acquire all or any part of the assets or equity interests of Guangyitong Advertising or Guangzhou NetEase, to the extent permitted by Chinese law.  In addition, the ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from NetEase Beijing, they will appoint or terminate Guangyitong Advertising’s board members, General Manager, Chief Financial Officer and other senior officers.

 The above-mentioned contractual arrangements enable the Company to:

•                  have the power to direct activities of these companies (Guangzhou NetEase, Guangyitong Advertising, Youdao Computer and Wangyibao Company) that most significantly impact the entities’ economic performance;

•                  receive substantially all of the economic benefits and residual returns, and absorb substantially all the risk of expected losses from these companies as if it were their sole shareholder; and

•                  have an option to purchase all of the equity interests in Guangzhou NetEase and Guangyitong Advertising (which in turn are the majority shareholders of Youdao Computer and Wangyibao Company) at a nominal price.

Management evaluated the relationships among the Company, its subsidiaries and these companies and concluded that the Company is the primary beneficiary of each of them. As a result, these companies’ results of operations, assets and liabilities have been included in the Company’s consolidated financial statements.

The Joint Venture

In addition to the foregoing, in connection with the licensing of certain online games by Blizzard to Shanghai EaseNet for operation in the PRC in August 2008 and April 2009, there are certain contractual arrangements among Shanghai EaseNet, the joint venture established between Blizzard and the Company, and the Company.

We have determined that StormNet IT HK, StormNet IT SH and Shanghai EaseNet (collectively referred to as the “JV Group”) are our variable interest entities as our equity investment at risk is not sufficient to permit the JV Group to finance its activities without additional subordinated financial support provided by any parties.  Due to the restriction on the disposition of their respective shares in the joint venture, Blizzard and NetEase are considered related parties for purposes of identifying which party is the primary beneficiary under ASC 810.  Since the aggregate variable interests held by Blizzard and NetEase would, if held by a single party, identify that party as the primary beneficiary, either Blizzard or NetEase will be the primary beneficiary. Based on the assessment of all relevant facts and circumstances, the Company determined that NetEase is most closely associated with the JV Group and therefore is the primary beneficiary.  As a result, the JV Group’s results of operations, assets and liabilities have been included in the Company’s consolidated financial statements.

The Company conducts substantially all of its business through the various VIEs discussed above, and therefore the VIEs directly affect the Company’s financial performance and cash flows.  As discussed below, if the Chinese government determines the VIE agreements do not comply with applicable laws and regulations and requires the Company to restructure its operations entirely or discontinue all or any portion of its business, or if the uncertainties in the PRC legal system limit the Group’s ability to enforce these contractual agreements, the Group’s business operations will be significantly disrupted and the Group might be unable to consolidate the VIEs in the future.  In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

Risks related to the VIE arrangements

The Company believes that its contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  The major shareholder of Guangzhou NetEase, which is in turn the major shareholder of Guangyitong Advertising, Wangyibao Company and NetEase Youdao, and Shanghai EaseNet is the largest shareholder of the Company.  He therefore has no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if Mr. Ding were to reduce his interest in the Company, his interests may diverge from that of the Company and that may potentially increase the risk that he would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. The Chinese laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

In addition, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations.  Accordingly, the Company cannot be assured that Chinese regulatory authorities will not ultimately take a contrary view to its belief and will not take action to prohibit or restrict its business activities.  The relevant regulatory authorities would have broad discretion in dealing with any deemed violations which may adversely impact the financial statements, operations and cash flows of the Company (including the restriction on the Company to carry out the business). It is unclear, however, how such restructuring could impact the Company’s business and operating results, as the Chinese government has not yet found any such contractual arrangements non-compliant. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could potentially:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•                                                                  block the Group’s websites;

•                                                                  require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                                                                  impose additional conditions or requirements with which the Group may not be able to comply; or

•                                                                  take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs.  The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or the VIEs.

20.                               We note that HZ Leihuo and SH EaseNet, and its joint venture entities, are not included in the organization chart on page 27.  Please advise.

As noted on page 26 of the 2010 Form 20-F, HZ Leihuo was inactive in 2010.  Accordingly, it was not included in the referenced diagram.  Regarding the joint venture with Blizzard, the Company considered the ownership structure of the joint venture (owned 50/50 by the parties, as disclosed in the 2010 Form 20-F) and whether it would be informative to a reader to include the joint venture in the diagram.  On balance, the Company determined that given the simple ownership structure of the joint venture and the fact that it has contractual arrangements with a single VIE, Shanghai EaseNet, it would be more useful for readers to describe the joint venture with Blizzard in the text of the 2010 Form 20-F rather than add additional detail to the diagram.

Note 2. Principal Accounting Policies, page F-11

(m) Share-based compensation, page F-14

21.                               We note that RSU’s to be settled in either stock or cash at your discretion are accounted for as liability awards until the date when settlement in stock or cash is determined.  Please tell us the facts and circumstances that support your accounting policies for these awards including the initial liability classification and subsequent equity classification, if applicable.  In doing so, please describe to us the terms of the awards that drive the classifications and your application of the guidance in ASC 718-10-25-15.

According to the RSU agreements between the Company and employees, for RSUs which will either be settled in stock or cash, a settlement clause has been included in the agreement: “as soon as practicable after the date any RSUs subject to the Award become non-forfeitable (the “Payment Date”), such RSUs shall be paid, at the Company’s sole and absolute discretion, (x) in a lump sum cash payment equal to the Fair Market Value of a Share on the Grant Date multiplied by the number of such RSUs that become vested upon that payment date or (y) by the Company delivering to the Grantee a number of Shares equal to the number of RSUs that vested upon that Payment Date.”  Therefore, the Company has the option to choose whether to grant cash or shares to the employees, and the Company intends to prevent the employee from bearing the risks and rewards that are normally associated with stock ownership.  Therefore, according to ASC 718-10-25-6 to ASC 718-10-25-19, which provide guidance for determining whether certain financial instruments awarded in share-based payment transactions should be classified as liabilities, such RSUs are recorded as liabilities on the Company’s consolidated balance sheet at its fair value as at the reporting date. If the Company decides to settle the awards by shares, the previously recognized liability would be reclassified to equity.

Note 10. Taxation, page F-26

(d) Withholding income tax, page F-31

22.                               Please disclose the amount of unrecognized deferred tax liabilities related to withholding income taxes that are indefinitely reinvested earnings or a statement that determination is not practicable.  Please also tell us and clarify your disclosure here or under Note 10(a) to discuss whether any of the Group’s non-PRC companies are taxed on dividends from the Group’s PRC companies.  Refer to ASC 740-30-50-2c.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for profits earned after January 1, 2008.  Under the Sino-Hong Kong Double Tax Arrangement and its relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more equity interest in a PRC enterprise is entitled to a reduced withholding tax rate of 5%.  Except for the foregoing PRC withholding taxes, the Company confirms that its non-PRC subsidiaries, which are currently all incorporated in Hong Kong or the British Virgin Islands, are not subject to taxation on dividends they receive from the Group’s PRC companies, and the Company will include a statement to such effect in the 2011 Form 20-F.

As at December 31, 2010, the Company had accrued withholding tax of RMB1.5 million with respect to retained earnings held by StormNet Information Technology (Shanghai) Limited that it does not expect to permanently reinvest. For all other PRC entities, the Company has determined that their profits will not be distributed for the foreseeable future and those entities will indefinitely reinvest all post-2007 earnings such that no withholding tax is expected to be incurred.  For those PRC entities, the deferred tax liability amounted to RMB312 million as at December 31, 2010 and was inadvertently omitted from the 2010 Form 20-F.  The Company will include the deferred income tax liability amount as at December 31, 2010 and 2011 in the 2011 Form 20-F.

Note 23. Restricted Net Assets, page F-42

23.                               We note your disclosure that relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Please tell us your consideration of describing any other significant restrictions on the payment of dividends, indicating their sources and pertinent provisions.  In addition, please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions.  Refer to Rule 4-08(e)(1) of Regulation S-X.

The Company notes that under current PRC foreign exchange rules and regulations, the payment of dividends is treated as a current account item, and accordingly, the Company’s subsidiaries and VIEs in the PRC may purchase foreign exchange for such payments.  The Company confirms that it is not aware of any material restrictions on the ability of the Company’s PRC subsidiaries and VIEs to pay dividends other than as disclosed on page F-42.

The Company also notes that all of the retained earnings of its PRC subsidiaries and VIEs are free from restrictions on distribution.  As disclosed on page F-42 of the 2010 Form 20-F, the restricted net assets of RMB1.8 billion represent the aggregate amount of the paid-in capital and statuary reserves of its PRC subsidiaries and VIEs.

***

As you requested in the Letter, the undersigned, on behalf of the Company, acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 Form 20-F, please contact the undersigned at (86 10) 8255 8163.

Sincerely,

/s/ Onward Choi

Onward Choi
Acting Chief Financial Officer
NetEase.com, Inc.

Annex A

William Lei Ding
100.0%
Other Shareholders
NASDAQ ADS Holders
Shining Globe International Limited (BVI)
~1%
~55%
~44%
NetEase.com, Inc.
(holding company; incorporated in Cayman Islands)
100.0%
100.0%
NetEase Interactive Entertainment Limited
(holding company; incorporated in British Virgin Islands)
100.0%
Hong Kong NetEase Interactive Entertainment Limited
(holding company; incorporated in Hong Kong)
NetEase (Hong Kong) Limited
(holding company; incorporated in Hong Kong)
Other Shareholders
100.0%
100.0%
71.7%
28.3%
Guangzhou Boguan Telecommunication Technology Limited
(provides technical consulting and related services to VIEs; formed in PRC)
NetEase Information Technology (Beijing) Co., Ltd.
(provides technical consulting and related services to VIEs; formed in PRC)
NetEase Youdao Information Technology (Beijing) Co., Ltd.
(develops online search related technologies; formed in PRC)
100.0%
Guangzhou NetEase Information Technology Ltd
(provides technical consulting and related services to VIEs; formed in PRC)
100.0%
Hangzhou Langhe Technology Co., Ltd
(provides technical and consulting services for licensed games; formed in PRC)
100.0%
Guangzhou NetEase Interactive Entertainment Limited
(provides technical consulting and related services to VIEs; formed in PRC)
100.0%
NetEase (Hangzhou) Network Co., Ltd
(provides technical consulting and related services to VIEs; formed in PRC)
100.0%
Zhejiang Weiyang Technology Co., Ltd.
(in process of establishing swine raising business (see page F-[9]); formed in PRC)
William Lei Ding
Bo Ding
90.0%
10.0%
Bo Ding
Guangzhou NetEase Computer Systems Co., Ltd.
(operates NetEase websites and offers various online and other services; formed in PRC)
Other Shareholders
20.0%
80.0%
90.0%
Other Shareholders
71.7%
28.3%
10.0%
Beijing Guangyitong Advertising Co., Ltd.
(provides online advertising services; formed in PRC)
Wangyibao Co. Ltd.
(provides online payment system; formed in PRC)
Beijing NetEase Youdao Computer System Co., Ltd.
(provides online search services; formed in PRC)
Represents equity interest
Represents contractual arrangements between the parties